YIFAN COMMUNICATIONS, INC.
                             a Delaware Corporation

                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                            EXCHANGE ACT OF 1934 AND
                              RULE 14f-1 THEREUNDER


     NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED
            AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

      This Information Statement, which is being mailed on or about August 7, 2000 to the holders of shares of the common stock, par value $0.0002 per share (the "Old Common") of Yifan Communications, Inc, a Delaware corporation formerly known as Smart Games Interactive, Inc. (the "Company"), is being furnished in connection with the appointment of the four persons identified herein (the "Designees") to the Board of Directors of the Company (the "Board"). These appointments will become effective on August 17, 2000, the tenth day after the filing of this Information Statement with the Securities and Exchange Commission (the "SEC") and the mailing of such Information Statement to all persons who were holders of record of the Common Stock at the close of business on July 21, 2000. On August 17, 2000, Sally A. Fonner, who is currently the sole member of the Company's Board, will appoint: Yifan He, Michael Yung, Jeffery Wu and Ahn Tran to serve as additional members of the Company's Board until the next annual meeting of the stockholders. Messrs. He, Yung, Wu and Tran are designees of the former stockholders of Yifan, Inc. ("Yifan") and are being appointed to the Board pursuant to the terms of the Yifan Transaction (defined hereafter).

      On March 30, 2000, the Board approved the sale of 15,000,000 shares of the Company's Old Common to Tobem Investments Limited ("Tobem") for a price of $0.005 per share, or $75,000 in the aggregate. In connection with the sale of a majority interest to Tobem, the Board appointed Tobem's nominee, Sally A. Fonner, to serve as a member of the Board until the next annual meeting of the stockholders, and amended the Company's By-laws to permit a single member Board. Thereafter, James Chuma, Peter Waite and Donald Miller resigned as members of the Board and Ms. Fonner has been the Company's sole Director since March 30, 2000.
      On March 31, 2000, the Company and Tobem entered into a Project Management Agreement (the "PMA") with Capston Network Company ("Capston"), a Delaware corporation owned by Ms. Fonner. Under the PMA, Capston was specifically authorized and obligated to:

o manage the ministerial accounting and administrative functions associated with preparing and filing the Company's required reports under the Securities Exchange Act of 1934 (the "Exchange Act"),
o negotiate the payment and/or compromise of the outstanding liabilities of the Company,
o negotiate a business combination agreement with a suitable privately held company, and
o pay, at its sole risk, the costs and expenses associated with maintaining the Company's status as a reporting issuer under the Exchange Act and locating and investigating business combination opportunities.

     Capston was also specifically authorized to purchase for its own account, at a price of not less than $.01 per share, additional shares of the Company's common stock if such purchases were necessary to provide sufficient cash resources for the satisfaction of the Company's outstanding obligations. Since April 2, 2000, Capston has been actively managing the Company's affairs and negotiating settlement agreements with its' creditors. In connection with these activities, Capston has spent the entire $75,000 contributed by Tobem, and contributed an additional $35,000 in cash from its own funds. In accordance with the terms of the PMA, these cash contributions from Capston have been accounted for as a cash purchase of 3,500,000 shares of Old Common by Capston at a price of $0.01 per share.

     After giving effect to the sale of 15,000,000 shares of Old Common to Tobem, the issuance of an additional 3,500,000 shares of Old Common to Capston for $35,000 in cash and the issuance of 1,351,756 shares of Old Common to the Issuer's former legal counsel in settlement of claims for unpaid fees, the Issuer has a total of 32,500,000 shares of Old Common issued and outstanding on the date of this Information Statement.

      No action is required by the stockholders of the Company in connection with the appointment of the Designees to the Board. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, require the mailing to the Company's stockholders of the information set forth in this Information
Statement at least 10 days before the date a change in a majority of the Company's directors occurs.

      The principal executive offices of the Company are located at 41-60 Main Street, Suite 210, Flushing, Queens, New York 11355

                                VOTING SECURITIES

General

      As of July 28, 2000, the issued and outstanding securities of the Company entitled to vote consisted of 32,500,000 shares of Old Common. Each outstanding share of Old Common is entitled to one vote.

      On July 28, 2000, Tobem and Capston, who collectively own 18,500,000 shares, or approximately 57%, of the Company's issued and outstanding Old Common executed written consents to a proposed amendment to the Company's Certificate of Incorporation (the "Amendment"). This Amendment was subsequently filed in the office of the Delaware Secretary of Sate. On its effective date, the Amendment will (a) implement a 1 for 40 reverse split of the Company's Old Common and (b) increase the authorized capitalization of the Company to 100,000,000 shares of $0.008 par value common stock ("New Common") and 10,000,000 shares of $0.008 par value preferred stock ("New Preferred"). The Amendment was a negotiated element of the Yifan Transaction and will not take effect until September 30, 2000.

     On July 30, 2000, Company entered into a reorganization agreement (the "Agreement") with Yifan, Inc., a New York corporation ("Yifan"), and all of its stockholders. Under the terms of the Agreement, (a) the Company changed its name to Yifan Communications, Inc., (b) the Company filed the Amendment, (c) the stockholders of Yifan contributed all of their interest in Yifan to the Company solely in exchange for the right to receive 11,755,688 shares of New Common on the effective date of the Amendment, (d) the Company agreed to issue 176,335 shares of New Common to certain finders who assisted in the negotiation of the Yifan transaction; and (c) Capston agreed to transfer an additional 88,168 shares of New Common to such finders.

     Taking all of the foregoing into account, and after giving pro forma effect to the Amendment, there will be approximately 12,744,523 shares of New Common issued and outstanding on September 30, 2000. No shares of Preferred Stock will be issued and outstanding.

     In connection with the Yifan Transaction, Sally A. Fonner appointed the following persons, designated by Yifan, to serve as executive officers of the
Company: Yifan He, President and Chief Executive Officer; Michael Yung, Treasurer, Chief Financial Officer and Sally A. Fonner, Secretary.

     Under the terms of the Agreement, promptly after compliance with Section 14(f) of the Exchange Act, the Board will have a meeting and Ms. Fonner will elect as members of the Board a total of four individuals designated by the former stockholders of Yifan. Ms. Fonner will not resign her position as a member of the Board in connection with the appointment of four additional members. Instead, it is anticipated that Ms. Fonner will continue to serve as a member of the Board until the next meeting of the stockholders.

Security Ownership of Certain Beneficial Owners and Management Before Yifan Transaction

      The following table sets forth certain information concerning the beneficial ownership of the Company's Old Common on the date of the Agreement, by (i) each person who is known to the Company to be the beneficial owner of more than 5 percent of the Old Common; (ii) all directors and executive officers of the Company; and (iii) directors and executive officers of the Company as a group:

                                                 Amount and
                                                  Nature of
   Name and Address                              Beneficial          Percent
 of Beneficial Owner                            Ownership(1)        of Class
==============================================================================
Tobem Investments Limited (1)(2)                15,000,000            46.15%
3rd Floor, Whitehall House
P.O. Box 2097
Georgetown, Grand Cayman BWI

Sally A. Fonner (1)(2)(3)                       15,500,000            47.69%
c/o Capston Network Co.
1621 N. Osceola Avenue
Clearwater, Florida 33755

Executive Officers and Directors                15,500,000            47.69%
as a Group (1 persons)

(1) As its principal compensation under the PMA, Tobem agreed to sell Capston 12,000,000 shares of Old Common at a price of $0.005 per share, or $60,000 in the aggregate.
(2) In connection with the Yifan Transaction, Capston has notified Tobem that it intends to purchase 11,000,000 shares of Old Common from Tobem for $55,000 and relinquish its rights with respect to 1,000,000 shares of Old Common.
(3) The stock attributed to Capston in the foregoing table includes 3,500,000 shares of Old Common owned by Capston and 12,000,000 shares of Old Common owned by Tobem that were subject to a stock purchase right in favor of Capston.

Security Ownership of Certain Beneficial Owners and Management After Yifan Transaction

      As noted above, the Amendment will not become effective until September 30, 2000 and shares of New Common will not be issued to the former stockholders of Yifan until that date. After giving pro forma effect to the Amendment and the issuance of New Common pursuant to the Agreement, the following table sets forth certain pro forma information concerning the beneficial ownership of the Company's Old Common as of September 30, 2000, by (i) each person who is known to the Company to be the beneficial owner of more than 5 percent of the New Common; (ii) all directors and executive officers of the Company; and (iii) directors and executive officers of the Company as a group:

                                                 Amount and
                                                  Nature of
   Name and Address                              Beneficial          Percent
 of Beneficial Owner                            Ownership(1)        of Class
==============================================================================
Yifan He (1)                                     3,054,938            23.97%
Jeffery Wu (1)(2)                                3,293,100            25.84%
Michael Yung (1)(3)                              2,167,088            17.00%
Ahn Tran (1)                                       585,000             4.59%
Tobem Investments (4)                              100,000             0.78%
Sally A. Fonner (5)(6)                             248,833             1.93%
Executive Officers and Directors                 9,348,958            72.34%
as a Group (1 persons)

(1)   41-60 Main Street, Suite 210, Flushing, Queens, New York 11355
(2) Includes 2,843,100 shares owned by Mr. Wu and 450,000 shares owned by Mr. Wu as custodian for his minor child.
(3) Includes 1,154,588 shares of New Common owned by Mr. Yung's wife Michelle Yung and 1,012,500 shares owned by Michelle Yung as custodian for their minor children.
(4) Gives effect to Capston's purchase of 11,000,000 shares of Old Common from Tobem for $55,000 and the 1 for 40 reverse split provided for by the Amendment.
(5) Gives effect to Capston's purchase of 11,000,000 shares of Old Common from Tobem, the 1 for 40 reverse split provided for by the Amendment, the assignment of 205,499 shares of New Common to certain individuals who assisted Capston in the reorganization of the Company's affairs, the assignment of 88,168 shares of New Common to certain finders who assisted in the Yifan transaction, and the issuance of 180,000 shares of New Common to Ms. Fonner under the terms of her employment agreement.
(6) Capston has agreed to refund a $350,000 acquisition fee to the Company if, prior to the first anniversary of the Yifan Transaction, the New Common is listed on the Nasdaq Stock Market and the average trading price of the New Common is in excess of $10 per share. To secure its obligations under this Agreement, Capston has agreed to place 35,000 shares of New Common in escrow with a bank selected by the Company.

                      INFORMATION REGARDING THE DESIGNEES,
                        DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers and Designees

      The following table contains information regarding the Designees and executive officers of the Company.

       Name            Age       Positions
      Yifan He         24     President, Chief Executive Officer and Director
      Designee
      Michael Yung     36     Treasurer, Chief Financial Officer and Director
      Designee
      Sally A. Fonner  51     Secretary, Director
      Jeffery Wu       36     Director Designee
      Ahn Tran         48     Director Designee

      On August 17, 2000, the tenth day after the filing of this Information Statement with the Commission and the mailing of such Information Statement to all record holders of the Company's Old Common, Ms. Fonner, the current sole Director, will appoint Yifan He, Michael Yung, Jeffery Wu and Ahn Tran to serve as additional members of the Company's Board until the next annual meeting of the stockholders.

      There are no family relationships among any of the Designees, however, Messrs. Wu and Tran are involved in several joint business ventures. The following information is furnished for each of the executive officers of the Company and for the Designees:

      Mr. Yifan He serves as our President and Chief Executive Officer, and is also a Director Designee. Mr. He established the original yifan.com web-site in 1997 while studying computer science at the State University of New York at Stonybrook. For the last three years, Mr. He has been responsible for daily management, operations, strategy development, technical design, product development and quality assurance. Mr. He has managed the growth of the Company from a sole proprietorship through the formation of an LLC, a reorganization of the LLC into Yifan, Inc. and the subsequent combination of Yifan, Inc. with the Company. During this development period, Mr. He supervised the expansion of the Company's staff to over 30 consultants and employees, including a total of 7 PhDs. In addition to daily management responsibilities, Mr. He is primarily responsible for administration of the Company, including hiring of personnel. Mr. He's education also includes a Major in International Business with a Minor in Computer Science from Northwestern Polytechnic University in Xi'an, China. Mr. He was born in Xi'an, China, and has been a U.S. resident since 1996.

      Mr. Michael Yung serves as our Treasurer and Chief Financial Officer, and is also a Director Designee. Mr. Yung is responsible for overall financial management of the Company, raising market awareness and developing the Company's business. In addition to his duties as an officer of the Company, Mr. Yung is employed full-time as Senior Vice President, Asian Markets for PaineWebber Inc., a position he has held since 197. Mr. Yung's duties at Paine Webber include developing Asian markets in the United States and overseas for that Company. Before joining PaineWebber, Mr. Yung held a similar position with Citigroup as Vice President, Asia Development. Prior to Citigroup, Michael held positions in sales and marketing, including two years as Vice President, International
Marketing, with Highfu International, a producer and marketer of police equipment, where he was in charge of developing and marketing new products. Mr. Yung holds investment licenses Series 7, 24 and 63, and is a graduate of The New York Institute of Technology, where he earned a Bachelor of Science Degree in Marketing. Mr. Yung was born in Taipei, Taiwan and relocated to the U.S. as a teenager in 1977.

      Mr. Jeffery Wu is part-time consultant to the Company and a Director Designee. As Chief Executive Officer of Hong Kong Supermarket, the largest Chinese specialty supermarket in the Northeastern U.S., Mr. Wu manages a business that achieved over $100 million in sales in 1999. Mr. Wu was founder
(1979) and also serves as President of Moo Chung Loong (MCL) Trading, Inc., a $50 million wholesale food distributor that services Hong Kong Supermarket and other retail grocery outlets, and is currently the largest Asian food distributor in the Northeast. MCL has recently expanded to San Francisco and Houston. Mr. Wu is also actively involved in real estate investments and has expanded his holdings from 3 thousand square feet in 1985 to over 2 million square feet.

      Mr. Ahn Tran is part-time consultant to the Company and a Director Designee. Mr. Tran, has been president of Hong Kong Supermarket since 1994 and is responsible for the daily operations of six supermarkets averaging nearly $20 million in annual revenue each, with plans for expansion of an additional two stores in year 2000. Mr. Tran is also a principal stockholder of MCL Trading. Mr. Tran brings additional key strategic and partnership expertise to the Company. Mr. Tran relocated to the U.S. 1980 with his family and has quickly adapted to the entrepreneurial environment.

      Ms. Sally A. Fonner serves as our Secretary and has been the sole member of the Company's Board since March 30, 2000. For most of the last 15 years, Ms. Fonner has worked as an independently employed business consultant. She graduated from Stephens University in 1969 with a Bachelor of Arts Degree in Social Systems. After a stint in the private sector, Ms. Fonner returned to further her education and obtained her MBA Degree from the Executive Program of the University of Illinois in 1979. For the past five years Ms. Fonner has been engaged in the business of restructuring public companies and arranging business combination transactions. In addition to her work on behalf of the Company, Ms. Fonner has previously served as the sole director of and arranged business combinations for a total of four other inactive public companies:

   Telemetrix, Inc. (TLXT), formerly Arnox Corporation.
   eNote.com, Inc. (ENOT), formerly Webcor Electronics, Inc.
   Dupont Direct Financial Holdings, Inc. (DIRX) formerly Marci International Imports, Inc.
   Liberty Group Holdings, Inc. (LGHI), formerly Bio Response, Inc.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      On April 5, 1999, the Company acquired Yifan in a transaction whereby the stockholders of Yifan exchanged all of their Yifan stock for the right to receive 11,755,688 shares of New Common on the effective date of the Amendment (or approximately 92% of the pro forma capitalization of the Company on that date), and Yifan became a wholly-owned subsidiary of the Company. Under the terms of the Agreement, the former officers and directors of Yifan acquired the contractual right to designate four individuals for appointment to the Board. These persons will become the beneficial owners of approximately 71% of the Company's outstanding New Common on the effective date of the Amendment. Prior to the Yifan Transaction, none of the Yifan shareholders were directors, officers or shareholders of the Company and there was no direct or indirect relationship between the Company and Yifan.

      In connection with the Yifan Transaction, the Company agreed to issue 176,335 shares of New Common to certain finders who assisted in the negotiation of the Yifan transaction and Capston agreed to transfer an additional 88,168 shares of New Common to these finders.

      In connection with the Yifan Transaction, Capston notified Tobem that it intended to exercise its right to purchase 11,000,000 shares of Old Common from Tobem for a total of $55,000 in cash. As a result of this transaction, Capston is the beneficial owner of 14,500,000 shares of Old Common at the date of this Information Statement and will be the beneficial owner of 362,500 shares of New Common on the effective date of the Amendment. Capston has advised the Company it intends to transfer 88,168 shares of New Common to the finders who assisted in the negotiation of the Yifan transaction. Capston has also advised the Company it intends to transfer 205,449 shares of New Common to certain employees and consultants who assisted Capston in connection with the management of the Company and the restructuring of the Company's affairs prior to the Yifan Transaction. The remaining 68,833 shares of New Common will be retained by Capston for its own account.

      In connection with the Agreement, Yifan paid $350,000 in cash to Capston as a merger and acquisition fee. A collateral agreement between Capston and Yifan requires Capston to refund its' $350,000 merger and acquisition fee in the event that the New Common (i) is traded on the Nasdaq Stock Market or a national securities exchange on the first anniversary of the Agreement, and (ii) trades at or above $10 per share for at least 45 consecutive trading days during such period. To secure its obligations under this Agreement, Capston has agreed to place 35,000 shares of New Common in escrow with a bank selected by the Company.

      The Company rents approximately 1,000 square feet of office space in Flushing New York from Mr. Jeffery Wu, a Director Designee. The rental agreement is on a month to month basis and requires the Company to pay $1,500 per month in rent, commencing September 1, 2000. The Company believes the terms of the rental agreement are not less favorable than terms determined by arms-length negotiation between unrelated parties.

           SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

      The following persons, who were directors, officers, or beneficial owners of more than 10% of the Old Common have failed to file on a timely basis reports required by Section 16(a) of the Exchange Act: Ms. Fonner did not timely file a Form 3 when she was elected a Director on March 30, 2000, but intends to file a Form 3 reporting her status as a Director as well as the securities that she beneficially owned as of the filing date within 5 days. Tobem did not timely file a Form 3 when it purchased 15,000,000 shares of Old Common on March 30, 2000, but intends to file a Form 3 reporting its status as a 10% beneficial owner as well as the securities that it beneficially owned as of the filing date within 5 days.

               CERTAIN INFORMATION ABOUT THE BOARD OF DIRECTORS

      The Company has no standing audit, nominating or compensation committees of the Board, or committees performing similar functions. During the fiscal year ended March 31, 1999, the Board held one meeting, which was attended by the sole director.

                             EXECUTIVE COMPENSATION

      Yifan He established the yifan.com web-site in 1997 and has been the principal executive officer of Yifan and its predecessors since that date. During the periods ended December 31, 1997, 1998 and 1999, Mr. He received total compensation of $50,000, $60,000 and $80,000 respectively.

      The Company has recently entered into a three-year employment agreement with Mr. He who will be entitled to receive an annual salary of $80,000 commencing on the date of the Agreement. Mr. He's salary will increase to $100,000 during the second year of the agreement and to $120,000 during the third year. In addition, Mr. He will be entitled to receive certain performance bonuses, annual incentive bonuses and annual cost of living increases, at the discretion of the Board of Directors, plus any fringe benefits offered generally to all the Company's employees, and reimbursement for expenses incurred for the benefit of the Company. Under the terms of his Employment Agreement, Mr. He is required to devote substantially all of his business time to the affairs of the Company.

      Ms. Fonner served as the sole officer of the Company during the period from March 30, 2000 through July 30, 2000. She received no cash compensation from the Company for such services. Notwithstanding the foregoing, Capston was granted the right to purchase up to 12,000,000 shares of Old Common from Tobem at a price of $.005 per share and subsequently exercised its right with respect to 11,000,000 shares. In addition, Capston received a $350,000 merger and acquisition fee from Yifan in connection with the execution of the Agreement. This merger and acquisition fee is fully refundable under circumstances described elsewhere herein.

      Ms. Fonner has agreed to remain a member of the Company's Board and work as the Company's Secretary and Director of Regulatory Affairs for a one-year term commencing on the date of the Agreement. In this capacity, Ms. Fonner will manage, operate and maintain all required internal accounting and external financial reporting systems on behalf of the Company until such operations have expanded to a point where it is economically feasible for the Company to retain its own in-house accounting and financial reporting staff. Ms. Fonner will also manage the preparation and filing of all required reports and registration statements with the Commission, the NASD and other regulatory authorities, and manage all of the Company's relationships with its transfer agents, financial printers, public relations firms and investor communications firms. Under the terms of her employment agreement, Ms. Fonner is obligated to pay all expenses associated with the operation and maintenance of her office, including the cost of any required support staff, and the Company will have no obligation to make any contribution to such costs. Ms. Fonner's sole compensation will be 180,000 shares of New Common that will be issued to her on the effective date of the Amendment. Under the terms of her Employment Agreement, Ms. Fonner is required to devote such time to the affairs of the Company as may be reasonably required under the circumstances.

      The other executive officers of the Company serve without regular compensation but may, from time to time, be entitled to receive performance bonuses and incentive bonuses at the discretion of the Board of Directors. All of the Company's employment agreements prohibit direct competition with the Company during their term, and for a period of two years after termination. Except as set forth above, the Company's executive officers are required to devote such time to the affairs of the Company as may be reasonably required under the circumstances. Notwithstanding the foregoing, each of the Company's officers has retained the right to pursue other business interests to the extent that such interests are not competitive with the Company and do not adversely affect their performance as officers. Accordingly, the Company may not have a first right to exploit all opportunities that may come to the attention of its officers.

Pension and Long-Term Incentive Plans

      The Company did not have a pension plan in the year ended December 31, 1999. No stock options or long-term incentive awards were issued to any executive officer or director by the Company in the year ended December 31, 1999.

Incentive stock plan

      In connection with the approval of the Amendment, Tobem and Capston consented to the creation of an Incentive Stock Plan (the "Incentive Stock Plan") for the benefit of the future employees of the Company. Capston, Ms.
Fonner and their employees, agents and affiliates will not be eligible for incentive awards under the Incentive Stock Plan. The following material provides a summary description of such plan.

      The Incentive Stock Plan provides for the grant of (i) non-qualified stock options, (ii) incentive stock options, (iii) shares of restricted stock, (iv) shares of phantom stock and (v) stock bonuses (collectively, "Incentive Awards'). In addition, the Incentive Stock Plan permits the grant of cash bonuses payable when a participant is required to recognize income for federal income tax purposes in connection with the vesting of shares of restricted stock or the grant of a stock bonus. Full-time employees of the Company and its subsidiaries, including officers and employee directors, will be eligible to participate in the Incentive Stock Plan.

      The Incentive Stock Plan will be administered by a Compensation Committee of the Board of Directors (the "Committee"), which will consist of two or more directors, each of whom shall be a "disinterested person" within the meaning of Rule 16b-3(c)(2)promulgated under Section 16 of the Exchange Act. The Committee will determine which employees receive grants of Incentive Awards, the type of Incentive Awards and bonuses granted and the number of shares subject to each Incentive Award. The Incentive Stock Plan does not prescribe any specific factors to be considered by the Committee in determining who is to receive Incentive Awards and the amount of such awards. The Incentive Stock Plan will permit the grant of incentive equity awards covering up to 1,500,000 shares of New Common.

      The Company believes its Incentive Stock Plan will allow the Company to emphasize equity-based compensation in structuring compensation packages for its employees. The Company also believes that an emphasis on equity-based compensation will yield the greatest benefit for the shareholders, as the employee's compensation will be directly dependent on the return on shareholders' investments.

      The class of persons who will be eligible to receive awards under the Incentive Stock Plan includes full-time employees of the Company and its subsidiaries, and independent consultants who are not employees but who devote substantially full-time to the business of the Company. On the date hereof, a total of 10 employees and 8 consultants are eligible to receive awards under the Incentive Stock Plan. Beyond the requirement that all participants be full-time employees of or consultants to the Company and its subsidiaries, the Committee will have absolute discretion in selecting the persons to whom awards will be granted and the terms of such awards.

      Subject to the terms of the Incentive Stock Plan, the Committee will also determine the prices, expiration dates and other material features of the Incentive Awards granted under the Plan. The Committee may, in its absolute discretion, (i) accelerate the date on which an option granted under the Incentive Stock Plan becomes exercisable, (ii) accelerate the date on which a share of restricted stock or phantom stock vests and waive any conditions imposed by the Committee on the vesting of a share of restricted stock and (iii) grant Incentive Awards to a participant on the condition that the participant surrender to the Company for cancellation such other Incentive Awards (including, without limitation, Incentive Awards with higher exercise prices) as the Committee specifies.

      The Committee will have the authority to interpret and construe any provision of the Incentive Stock Plan and to adopt such rules and regulations for administering the Incentive Stock Plan as it deems necessary. All decisions and determinations of the Committee are final and binding on all parties. The Company will indemnify each member of the Committee against any cost, expenses or liability arising out of any action, omission or determination relating to the Incentive Stock Plan, unless such action, omission or determination was taken or made in bad faith and without reasonable belief that it was in the best interest of the Company.

      The Board may at any time amend the Incentive Stock Plan in any respect; provided, that without the approval of the Company's shareholders, no amendment may (i) increase the number of shares of Common Stock that may be issued under the Incentive Stock Plan, (ii) materially increase the benefits accruing to individuals holding Incentive Awards, or (iii) materially modify the requirements as to eligibility for participation in the Incentive Stock Plan. A summary of the most significant features of the Incentive Awards and the tax consequences to recipients thereof follows.

      Non-Qualified and Incentive Stock Options. The exercise price of each incentive stock option ("ISO") granted under the Incentive Stock Plan is the fair market value (as defined) of a share of Common Stock of the Company on the date on which such ISO is granted. The exercise price of each non-qualified stock option("NQO") granted under the Incentive Stock Plan will be determined by the Committee. NQOs and ISOs are referred to herein as `Options." Except in certain limited cases regarding grants of ISOs, each ISO and NQO is exercisable for a period not to exceed ten years. For each Option, the Committee will establish (i) the term of each Option and (ii) the time or period of time in which the Option will vest. The exercise price shall be paid in cash or, subject to the approval of the Committee, in shares of Common Stock valued at their fair market value on the date of exercise.

      Except in the event of the death or disability (as defined) of an optionee or the termination of the employment of an optionee for cause (as defined), Options are exercisable only while an optionee is employed by the Company or within one month after such employment has terminated to the extent that such Options were exercisable on the last day of employment. In the event of the death or disability of an optionee, Options are exercisable within one year after such death or disability to the extent that such Options were exercisable on the last day of employment. In the event of the termination of the employment of an optionee for cause, all Options held by such optionee terminate immediately. Options are not transferable other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order.

      Upon a change in control of the Company (a "Change in Control"), all Options become immediately exercisable. The Incentive Stock Plan defines Change in Control to mean (i) a "change in control" as that term is defined in the federal securities laws, (ii) the acquisition by any person, after the effective date of the Incentive Stock Plan, of 20% or more of the shares of voting securities of the Company, (iii) certain changes in the composition of the Board as a result of a contested election for positions on the Board or (iv) any other event which the Committee determines to constitute a change in control of the Company.

      An optionee will not recognize any income for federal tax purposes at the time an NQO is granted, nor will the Company be entitled to a deduction at that time. However, when any part of an NQO is exercised, the optionee will recognize ordinary income in an amount equal to the difference between the exercise price of the NQO and the fair market value of the shares received, and the Company will recognize a tax deduction in the same amount.

      A participant will not recognize any income at the time an ISO is granted, nor upon a qualified exercise of an ISO. If a participant does not dispose of the shares acquired by exercise of an ISO within two years after the grant of the ISO and one year after the exercise of the ISO, the exercise is qualified and the gain or loss (if any) on a subsequent sale will be a long-term capital gain or loss. Such gain or loss is the sum of the sales proceeds less the exercise price for the stock sold. The Company is not entitled to a tax deduction as the result of the grant or qualified exercise of an ISO.

      Restricted Stock. A grant of shares of restricted stock represents the promise of the Company to issue shares of Common Stock of the Company on a predetermined date (the "Issue Date") to a participant, provided the participant is continuously employed by the Company until the Issue Date. Vesting of the shares occurs on a second predetermined date (the "Vesting Date") if the participant has been continuously employed by the Company until that date. Prior to the Vesting Date, the shares are not transferable by the participant and are subject to a substantial risk of forfeiture. The Committee may, at the time shares of restricted stock are granted, impose additional conditions to the vesting of the shares, such as, for example, the achievement of specified performance goals. Vesting of some portion, or all, of the shares of restricted stock may occur upon the termination of the employment of a participant other than for cause, prior to the Vesting Date. If vesting does not occur, shares of restricted stock are forfeited. Upon the occurrence of a Change in Control, all shares of restricted stock which have not vested or been forfeited will vest automatically.

      A participant will not recognize any income for federal tax purposes at the time shares of restricted stock are granted or issued, nor will the Company be entitled to a tax deduction at that time. However, when either the transfer restriction or the forfeiture risk lapses, such as upon vesting, the participant will recognize ordinary income in an amount equal to the fair market value of the shares of restricted stock on the date on which they vest. If, however, a participant files an appropriate election under Section 83 (b) of the Internal Revenue Code of 1986 with the IRS within 30 days of the Issue Date of the restricted stock, the participant will be deemed to have received ordinary income in an amount equal to the fair market value of the shares of restricted stock on the date on which they are issued (the `Election'). Gain or loss (if any) from a disposition of restricted stock after the participant recognizes any ordinary income (whether by vesting or an Election) will generally constitute short- or long-term capital gain or loss. The Company will be entitled to a tax deduction at the time the participant recognizes ordinary income on the restricted stock, whether by vesting or an Election.

      Phantom Stock. A share of phantom stock represents the right to receive the economic equivalent of a grant of restricted stock. Shares of phantom stock are subject to the same vesting requirements as are shares of restricted stock. Upon vesting of a share of phantom stock, the holder is entitled to receive cash in an amount equal to the sum of (i) the fair market value of a share of Common Stock as determined on the vesting date and (ii) the aggregate amount of cash dividends paid in respect of a share of Common Stock during the period commencing on the date of grant, and ending on the vesting date. The cash payment for phantom stock is treated the same as a cash bonus for federal income tax purposes and creates a deduction to the Company when paid. In addition, the value of a share of phantom stock (whether or not vested) is paid immediately upon the occurrence of a Change in Control of the Company. The Committee may not grant any cash bonus in connection with the grant of shares of phantom stock.

      Stock and Cash Bonuses. Bonuses payable in stock may be granted by the Committee and may be payable at such times and subject to such conditions as the Committee determines. Upon the receipt of a stock bonus, a participant will recognize ordinary income for federal tax purposes in an amount equal to the fair market value of the stock at the time it is received. The Committee may grant, in connection with a grant of shares of restricted stock, a cash "tax' bonus, payable when an employee is required to recognize income for federal income tax purposes with respect to such shares. The tax bonus may not be greater than the value of the shares of restricted stock at the time the income is required to be recognized. Any such bonus will result in ordinary income to the employee and a deduction to the Company. The grant of a cash bonus shall not reduce the number of shares of Common Stock with respect to which Options, shares of restricted stock, shares of phantom stock or stock bonuses may be granted pursuant to the Incentive Stock Plan.

      In General. If any outstanding Option expires, terminates or is canceled for any reason, the shares of Common Stock subject to the unexercised portion of such Option shall again be available for grants under the Incentive Stock Plan. If any shares of restricted stock or phantom stock, or any shares of Common Stock granted as a stock bonus are forfeited or canceled for any reason, such shares shall again be available for grants under the Incentive Stock Plan. Shares of Common Stock issued as a stock bonus or on the exercise of options or on the vesting of a grant of restricted stock are not available for future issuance under the Incentive Stock Plan.

      The Incentive Stock Plan provides for an adjustment in the number of shares of Common Stock available to be issued under the Incentive Stock Plan, the number of shares subject to Incentive Awards, and the exercise prices of Options upon a change in the capitalization of the Company, a stock dividend or spat, a merger or combination of shares and certain other similar events. The Incentive Stock Plan also provides for the termination of Incentive Awards upon the occurrence of certain corporate events.

      The Incentive Stock Plan provides that participants may elect to satisfy certain federal income tax withholding requirements by remitting cash to the Company. In addition, the Incentive Stock Plan provides that, at the election of a participant, an unrelated broker-dealer acting on behalf of the participant may exercise Options granted to the participant and immediately sell the shares acquired on account of the exercise to raise funds to pay the exercise price of the Option and the amount of any withholding tax which may be due on account of the exercise.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this statement to be signed on its behalf by the undersigned, thereunto duly authorized this 2nd day of August, 2000.

Yifan Communications, Inc.


By:  /s/ Sally Fonner
     -------------------------------
     Sally A. Fonner, Sole Director